JOHN H. LIVELY, Managing Partner
john.lively@practus.com
11300 Tomahawk Creek Pkwy., Suite 310
Leawood, KS 66211
(913) 660-0778

June 24, 2025

Ms. Christina DiAngelo Fettig
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	ETF Opportunities Trust (File Nos. 333-234544 and 811-23439)

Dear SEC Staff:

This letter provides the responses of ETF Opportunities Trust (the “Trust” or the “Registrant”) to the additional accounting comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided to Practus, LLP on June 24, 2025. The comments related to the N-14 of the Trust, which was filed on April 10, 2025, under the Securities Act of 1933, as amended. The N-14 was filed to reorganize the OTG Latin America Fund (the “Fund”), a series of World Funds Trust (the “Trust”), into a new series of the Trust, the OTG Latin America ETF (the “ETF”). For your convenience, I have summarized the comments in this letter and provided the Trust’s response below each comment. Capitalized terms not defined in this letter shall have the same meaning ascribed to such term in the N-14.

Accounting Comments

1.	Comment: The Staff disagrees with the categorization of the expenses associated with the proposed reorganization as extraordinary expenses.

Response: The Trust acknowledges the Staff’s statement and disagrees with the Staff’s view.

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Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively